As filed with the Securities and Exchange Commission on
                          August 15, 1996
                                         Registration No. 333-09739
=================================================================
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                      ______________________

                          AMENDMENT NO. 1
                                TO
                             FORM S-3
                      REGISTRATION STATEMENT
                               UNDER
                    THE SECURITIES ACT OF 1933
                      ______________________

                    Continental Airlines, Inc.
      (Exact name of registrant as specified in its charter)

                Delaware                     74-2099724
   (State or other jurisdiction of)       (I.R.S. employer
     incorporation or organization     identification number)

                  2929 Allen Parkway, Suite 2010
                       Houston, Texas 77019
                          (713) 834-2950
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                      ______________________

                      Jeffery A. Smisek, Esq.
       Senior Vice President, General Counsel and Secretary
                    Continental Airlines, Inc.
                  2929 Allen Parkway, Suite 2010
                       Houston, Texas 77019
                          (713) 834-2950
     (Name, address, including zip code, and telephone number, including area code, of agent for service)

                   Copies of correspondence to:

                       Michael L. Ryan, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                         One Liberty Plaza
                     New York, New York  10006
                      ______________________

 Approximate date of commencement of proposed sale to the public:
        From time to time after the effective date of this
                      Registration Statement.
                      ______________________


      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment
plans, please check the following box:  [   ]
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.  [   ]
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[   ]
      If delivery of the prospectus is expected to be made
pursuant to Rule 434, please check the following box.  [   ]
                      ______________________

                  CALCULATION OF REGISTRATION FEE

=================================================================
                                             PROPOSED     PROPOSED
                                             MAXIMUM      MAXIMUM
                                             OFFERING     AGGREGATE
TITLE OF EACH CLASS OF        AMOUNT TO BE   PRICE PER    OFFERING
SECURITIES TO BE REGISTERED   REGISTERED(1)  UNIT(2)      PRICE(2)
_________________________________________________________________
Class B common stock, par
 value $.01 per share, of
 Continental Airlines, Inc.
 offered by Selling
 Securityholders(3)            4,000         $23.4375     $93,750
=================================================================

TITLE OF EACH CLASS OF                           AMOUNT OF
SECURITIES TO BE REGISTERED                  REGISTRATION FEE
_________________________________________________________________
Class B common stock, par
 value $.01 per share, of
 Continental Airlines, Inc.
 offered by Selling
 Securityholders(3)                             $33

(1) The Company previously registered shares of Class A common stock, Class B common Stock and Warrants to purchase such stock having a proposed maximum aggegate offering price of $756,346,920 on which the applicable fee was paid.
(2)   Estimated solely for the purpose of computing the
      registration fee in accordance with Rule 457(c) of the
      Securities Act of 1933, as amended, and based on the
      average high and low trading prices of the Class B common
      stock on the New York Stock Exchange, Inc. on August 13, 1996.
(3)   Selling Securityholders include principal stockholders of
      the Registrant and their partners and affiliates, certain directors and officers of the Registrant and affiliates of any of the foregoing.
                     ______________________

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
=================================================================

X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X
X   Information contained herein is subject to completion or          X
X   amendment.  A registration statement relating to these securities X
X   has been filed with the Securities and Exchange Commission.       X
X   These securities may not be sold nor may offers to buy be         X
X accepted prior to the time the registration statement becomes X X effective. This prospectus shall not constitute an offer to sell X X or the solicitation of an offer to buy nor shall there be any X
X   sale of these securities in any State in which such offer,        X
X   solicitation or sale would be unlawful prior to registration or   X
X   qualification under the securities laws of any State.             X
X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X


            SUBJECT TO COMPLETION DATED AUGUST 15, 1996

PROSPECTUS
                    Continental Airlines, Inc.

                        8,543,868 Shares of
                       Class A Common Stock

                        21,669,759 Shares of
                       Class B Common Stock

                   3,039,468 Class A Warrants

                   6,765,264 Class B Warrants

           Continental Airlines, Inc., a Delaware corporation ("Continental" or the "Company") may offer from time to time up to 2,500,000 shares (the "Company Shares") of its Class B common stock, par value $.01 per share (the "Class B common stock"), in amounts, at prices and on terms to be determined at the time of the offering thereof in connection with its obligations under a Warrant Purchase Agreement dated May 2, 1996 (the "Warrant Purchase Agreement") with one of its principal stockholders. The Company Shares may be issued in one or more issuances, the aggregate net proceeds of which (the net proceeds being the aggregate offering price decreased by any underwriting discounts and commissions, any selling discounts and any expenses incidental to the sale of the Company Shares) will not exceed $50,000,000. See "Use of Proceeds."

           The Selling Securityholders (as defined below) may offer from time to time up to 8,543,868 shares (3,039,468 shares of which are issuable pursuant to the exercise of Class A Warrants (as defined below)) of Class A common stock, par value $.01 per share
(the "Class A common stock" and together with the Class B common stock, the "Common Stock"), up to 19,169,759 shares (6,765,264 shares of which are issuable pursuant to the exercise of Class B Warrants (as defined below)) of Class B common stock (collectively, the "Selling Securityholder Shares"), up to 2,298,134 warrants, each entitling the holder thereof to purchase one share of Class A common stock for $7.50 per share and up to 741,334 warrants, each entitling the holder thereof to purchase one share of Class A common stock for $15.00 per share (collectively, the "Class A Warrants"), and up to 5,115,200 warrants, each entitling the holder thereof to purchase one share of Class B common stock for $7.50 per share, and up to 1,650,064 warrants, each entitling the holder thereof to purchase one share of Class B common stock for $15.00 per share, (collectively, the "Class B Warrants" and together with the Class A Warrants, the "Warrants"). The
Warrants will expire if not exercised by April 27, 1998.  The
Selling Securityholder Shares and the Warrants may also be offered and sold from time to time by certain principal stockholders of the Company and their respective partners and affiliates, certain officers and directors of the Company and affiliates of any of the foregoing, each as named herein (collectively, the "Selling Securityholders") pursuant to this Prospectus. The Class A common stock and the Class B common stock are listed on the New York Stock Exchange ("NYSE") under the symbols CAI.A and CAI.B, respectively. The Company has applied for listing of the Warrants on the NYSE; however, the Company has been informed by the NYSE that unless and until the Warrants are held by the requisite number of holders, they will not be approved for listing. See "Description of Warrants
- -- Listing." The Company does not expect an active trading market to develop for the Warrants at this time. The Company
Shares, the Selling Securityholder Shares and the Warrants are collectively referred to herein as the "Offered Securities."

           The Offered Securities may be sold by the Company or the Selling Securityholders from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution" and "Selling Securityholders." If required, the names of any such agents or underwriters involved in the sale of the Offered Securities and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"). The Selling Securityholders will receive all of the net proceeds from their sales of the Offered Securities and will pay all underwriting discounts and selling commissions, if any, applicable to any such sale. The Company is responsible for payment of all other expenses incident to the offer and sale of the Offered Securities. The Selling Securityholders and any broker-dealers, agents or underwriters that participate in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Offered Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution" for a description of indemnification arrangements.

           Prospective investors should carefully consider the matters discussed under the caption "Risk Factors" commencing on page 3.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this Prospectus is             , 1996.

                       AVAILABLE INFORMATION

           The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the following public reference facilities maintained by the
Commission: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1300, Seven World Trade Center, New York, New York 10048; and The Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. In addition, reports, proxy statements and other information concerning Continental may be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

           Continental is the successor to Continental Airlines
Holdings, Inc. ("Holdings"), which merged with and into Continental on April 27, 1993. Holdings had also been subject to the informational requirements of the Exchange Act.

           This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by Continental with the Commission under the Securities Act with respect to the securities offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to Continental and Holdings and the securities offered hereby. Although statements concerning and summaries of certain documents are included herein, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. These documents may be inspected without charge at the office of the Commission at Judiciary Plaza, 450Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained at fees and charges prescribed by the Commission.

          INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           The following documents filed with the Commission (File No. 0-9781) are hereby incorporated by reference in this
Prospectus: (i) Continental's Annual Report on Form 10-K for the year ended December 31, 1995 (as amended by Forms 10-K/A1 and 10-K/A2 filed on March 8, 1996 and April 10, 1996, respectively),
(ii) the description of Common Stock contained in Continental's registration statement (Registration No.
0-21542) on Form 8-A, and any amendment or report filed for the purpose of updating such description, (iii) Continental's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 and (iv) Continental's Current Reports on Form 8-K, filed on January 31, 1996, March 26, 1996, May 7, 1996, June 27, 1996 and July 22, 1996.

           All reports and any definitive proxy or information statements filed by Continental pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

           Continental will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Continental Airlines, Inc., 2929 Allen Parkway, Suite 2010, Houston, Texas 77019, Attention: Secretary, telephone (713) 834-2950.

                           RISK FACTORS

           PROSPECTIVE PURCHASERS OF THE OFFERED SECURITIES SHOULD CAREFULLY REVIEW THE INFORMATION CONTAINED ELSEWHERE IN THIS
PROSPECTUS AND SHOULD PARTICULARLY CONSIDER THE FOLLOWING
MATTERS.

Risk Factors Relating to the Company

Continental's History of Operating Losses

           Although Continental recorded net income of $224 million in 1995 and $255 million in the six months ended June 30, 1996, it had experienced significant operating losses in the previous eight years. In the long term, Continental's viability depends on its ability to sustain profitable results of operations.

Leverage and Liquidity

           Continental has successfully negotiated a variety of agreements to increase its liquidity during 1995 and 1996. Nevertheless, Continental remains more leveraged and has significantly less liquidity than certain of its competitors, several of whom have available lines of credit and/or significant unencumbered assets. Accordingly, Continental may be less able than certain of its competitors to withstand a prolonged recession in the airline industry.

           As of June 30, 1996, Continental and its consolidated subsidiaries had approximately $1.7 billion (including current maturities) of long-term indebtedness and capital lease obligations and had approximately $867 million of minority interest, Continental-obligated mandatorily redeemable preferred securities of subsidiary trust, redeemable warrants, redeemable preferred stock and common stockholders' equity. Common stockholders' equity reflects the adjustment of the Company's balance sheet and the recording of assets and liabilities at fair market value as of April 27, 1993 in accordance with fresh start reporting.

           During the first and second quarters of 1995, in connection with negotiations with various lenders and lessors, Continental ceased or reduced contractually required payments under various agreements, which produced a significant number of events of default under debt, capital lease and operating lease agreements. Through agreements reached with the various lenders and lessors, Continental has cured all of these events of default. The last such agreement was put in place during the fourth quarter of 1995.

           As of June 30, 1996, Continental had approximately $825 million of cash and cash equivalents, including restricted cash and cash equivalents of $104 million. Continental does not have general lines of credit and has significant encumbered assets.

           Continental had firm commitments with The Boeing
Company ("Boeing") to take delivery of 43 new jet aircraft during the years 1997 through 2002 with an estimated aggregate cost of $2.6 billion. Continental has recently amended the terms of its commitments with Boeing to take delivery of a total of 61 jet aircraft during the years 1997 through 2003 with options for an additional 23 aircraft. The estimated aggregate cost of the firm-committment aircraft is $2.7 billion. These amendments changed the aircraft mix and timing of delivery of aircraft, in order to more closely match Continental's anticipated future aircraft needs. Inaddition, the Company took delivery of three Beech 1900-D aircraft in the second quarter of 1996 and an additional four such aircraft are scheduled to be delivered later in 1996. The Company currently anticipates that the firm financing commitments available to it with respect to its acquisition of new aircraft from Boeing and Beech Acceptance Corporation ("Beech") will be sufficient to fund all new aircraft deliveries scheduled during 1996, and that it will have remaining financing commitments from aircraft manufacturers of $676 million for jet aircraft deliveries beyond 1996. However, the Company believes that further financing will be needed to satisfy the remaining amount of such capital commitments. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures not covered by firm financing commitments. Continental has also entered into letters of intent or agreements with several outside parties to lease four DC10-30 aircraft and to purchase three DC10-30 aircraft. These seven aircraft are expected to be delivered by mid-year 1997, and Continental expects to finance the aircraft to be purchased from available cash or from third party sources. The Company's wholly-owned subsidiary, Continental Express, Inc. ("Express"), is in discussions with aircraft manufacturers regarding the leasing by Express of regional jet aircraft, which the Company anticipates would be accounted for as operating leases.

           For 1996, Continental expects to incur cash expenditures under operating leases relating to aircraft of approximately $568 million, compared with $521 million for 1995, and approximately $229 million relating to facilities and other rentals, the same amount as for 1995. In addition, Continental has capital requirements relating to compliance with regulations that are discussed below. See "--Regulatory Matters."

           Continental's 91%-indirect owned subsidiary,
Continental Micronesia, Inc. ("CMI"), recently consummated a $320 million secured term loan financing with a group of banks and other financial institutions. The loan was made in two tranches -
- - a $180 million five-year amortizing term loan and a $140 million seven-year amortization extended loan. Each tranche bears interest at a floating rate. The loan is secured by the stock of CMI and substantially all its unencumbered assets, consisting primarily of CMI's route authorities, and is guaranteed by Continental and Air Micronesia, Inc. (CMI's parent company).

           CMI used the net proceeds of the financing to prepay $160 million in principal amount of indebtedness to an affiliate of General Electric Company (General Electric Company and affiliates, collectively "GE") and to pay transaction costs, and Continental used the $136 million in proceeds received by it as an indirect dividend from CMI, together with approximately $28 million of cash on hand, to prepay approximately $164 million in principal amount of indebtedness to GE. The bank financing does not contain any restrictive covenants at the Continental parent level, and none of the assets of Continental Airlines, Inc. (other than its stock in Air Micronesia, Inc.) is pledged in connection with the new financing.

           The bank financing contains significant financial covenants relating to CMI, including maintenance of a minimum fixed charge coverage ratio, a minimum consolidated net worth and minimum liquidity, and covenants restricting CMI's leverage, its incurrence of certain indebtedness and its pledge of assets. The financial covenants also limit the ability of CMI to pay dividends to Continental.

           On July 2, 1996, the Company announced its plan to expand its gates and related facilities in Terminal B as well as planned improvements at Terminal C at Continental's Houston Intercontinental Airport hub. The expansion is expected to cost approximately $115 million, which the Company expects will be funded principally by the issuance of tax-exempt debt by the applicable municipal authority. In connection therewith, the Company expects to enter into long-term leases (or amendments to existing leases) with the applicable municipal authority containing rental payments sufficient to service the related tax-exempt debt.

Aircraft Fuel

           Since fuel costs constitute a significant portion of Continental's operating costs (approximately 12.5% for the year ended December 31, 1995 and 12.8% for the six months ended June 30, 1996), significant changes in fuel costs would materially affect the Company's operating results. Fuel prices continue to be susceptible to international events, and the Company cannot predict near or longer-term fuel prices. The Company has entered into petroleum option contracts to provide some short-term protection (currently approximately six months) against a sharp increase in jet fuel prices. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result.

Certain Tax Matters

           The Company's United States federal income tax return reflects net operating loss carryforwards ("NOLs") of $2.5 billion, subject to audit by the Internal Revenue Service, of which $1.2 billion are not subject to the limitations of Section 382 of the Internal Revenue Code ("Section 382"). As a result, the Company will not pay United States federal income taxes (other than alternative minimum tax) until it has recorded approximately an additional $1.2 billion of taxable income following December 31, 1995. For financial reporting purposes, Continental began accruing tax expense on its income statement during the second quarter of 1996. Section 382 imposes limitations on a corporation's ability to utilize NOLs if it experiences an "ownership change." In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. The sale of the Company's common stock in the Secondary Offering (as defined in and described under "Recent Developments") gave rise to an increase in percentage ownership by certain stockholders for this purpose. Based upon the advice of its counsel, Cleary, Gottlieb, Steen & Hamilton, the Company believes that such percentage increase did not give rise to an ownership change under Section 382. However, no assurance can be given that future transactions, whether within or outside the control of the Company, will not cause a change in ownership, thereby substantially limiting the potential utilization of the NOLs in a given future year. In the event that an ownership change should occur, utilization of Continental's NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company's stock (including both common and preferred stock) at the time of the ownership change by the applicable long-term tax exempt rate (which was 5.78% for June 1996).
Unused annual limitations may be carried over to later years, and the amount of the limitation may under certain circumstances be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change. Under current conditions, if an ownership change were to occur, Continental's NOL utilization would be limited to approximately $100 million per year.

           In connection with the Company's 1993 reorganization under Chapter 11 of the U.S. bankruptcy code effective April 27, 1993 (the "Reorganization") and the recording of assets and liabilities at fair market value under the American Institute of Certified Public Accountants' Statement of Position 90-7-- "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company recorded a deferred tax liability at April 27, 1993, net of the amount of the Company's estimated realizable NOLs as required by Statement of Financial Accounting Standards No. 109--"Accounting for Income Taxes." Realization of a substantial portion of the Company's NOLs will require the completion during the five-year period following the Reorganization of transactions resulting in recognition of built-in gains for federal income tax purposes. The Company has consummated one such transaction, which had the effect of realizing approximately 40% of the built-in gains required to be realized over the five-year period, and currently intends to consummate one or more additional transactions. If the Company were to determine in the future that not all such transactions will be completed, an adjustment to the net deferred tax liability of up to $116 million would be charged to income in the period such determination was made.

CMI

           CMI's operating profit margins have consistently been greater than the Company's margins overall. In addition to its non-stop service between Honolulu and Tokyo, CMI's operations focus on the neighboring islands of Guam and Saipan, resort destinations that cater primarily to Japanese travelers. Because the majority of CMI's traffic originates in Japan, its results of operations are substantially affected by the Japanese economy and changes in the value of the yen as compared to the dollar. Appreciation of the yen against the dollar during 1993 and 1994 increased CMI's profitability and a decline of the yen against the dollar may be expected to decrease it. To reduce the potential negative impact on CMI's dollar earnings, CMI from time to time purchases average rate options as a hedge against a portion of its expected net yen cash flow position. Any significant and sustained decrease in traffic or yields to and from Japan could materially adversely affect Continental's consolidated profitability.

Principal Stockholders

           As of July 31, 1996, Air Canada held approximately
10.0% of the common equity interests and 4.0% of the general voting power of the Company, and Air Partners, L.P. ("Air
Partners") held approximately 9.8% of the common equity interests and 39.3% of the general voting power of the Company. In addition, assuming exercise of all of the warrants held by Air
Partners, approximately 23.3% of the common equity interests and 52.1% of the general voting power would be held by Air Partners.
As discussed in "Recent Developments," Air Canada has announced its intention to divest its interest in the Company during December 1996 or early 1997, subject to market conditions. At any time after January 1, 1997, shares of Class A common stock may be freely converted into an equal number of shares of Class B common stock. Such conversion would effectively increase the relative voting power of those Class A stockholders who do not convert. See "Recent Developments,"
"Principal Stockholders," "Selling Securityholders" and
"Description of Capital Stock."

           Various provisions in the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws") currently provide Air Partners with the right to elect one-third of the directors in certain circumstances; these provisions could have the effect of delaying, deferring or preventing a change in control of the Company. See "Recent Developments" and "Description of Capital Stock."

Risk Factors Relating to the Airline Industry

Industry Conditions and Competition

           The airline industry is highly competitive and susceptible to price discounting. The Company has in the past both responded to discounting actions taken by other carriers and initiated significant discounting actions itself. Continental's competitors include carriers with substantially greater financial resources, as well as smaller carriers with lower cost structures. Airline profit levels are highly sensitive to, and during recent years have been severely impacted by, changes in fuel costs, fare levels (or "average yield") and passenger demand. Passenger demand and yields have been adversely affected by, among other things, the general state of the economy, international events and actions taken by carriers with respect to fares. From 1990 to 1993, these factors contributed to the domestic airline industry's incurring unprecedented losses. Although fare levels have increased recently, significant industry-wide discounts could be reimplemented at any time, and the introduction of broadly available, deeply discounted fares by a major United States airline would likely result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

           The airline industry has consolidated in past years as a result of mergers and liquidations and may further consolidate in the future. Among other effects, such consolidation has allowed certain of Continental's major competitors to expand (in particular) their international operations and increase their market strength. Furthermore, the emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on the major United States airlines. In many cases, the new entrants have initiated or triggered price discounting. Aircraft, skilled labor and gates at most airports continue to be readily available to start-up carriers. Although management believes that Continental is better able than some of its major competitors to compete with fares offered by start-up carriers because of its lower cost structure, competition with new carriers or other low cost competitors on Continental's routes could negatively impact Continental's operating results.

Regulatory Matters

           In the last several years, the United States Federal Aviation Administration (the "FAA") has issued a number of maintenance directives and other regulations relating to, among other things, retirement of older aircraft, collision avoidance systems, airborne windshear avoidance systems, noise abatement, commuter aircraft safety and increased inspections and maintenance procedures to be conducted on older aircraft. The Company expects to continue incurring expenses for the purpose of complying with the FAA's noise and aging aircraft regulations. In addition, several airports have recently sought to increase substantially the rates charged to airlines, and the ability of airlines to contest such increases has been restricted by federal legislation, U.S. Department of Transportation regulations and judicial decisions.

           Management believes that the Company benefited significantly from the expiration of the aviation trust fund tax (the "ticket tax") on December 31, 1995, although the amount of any such benefit resulting directly from the expiration of the ticket tax cannot precisely be determined. In early August 1996, the Congress had approved legislation which would reinstate the ticket tax until December 31, 1996, and such legislation was being enrolled for submission to the President of the United States for his signature. Reinstatement of the ticket tax will occur seven days after the President signs the authorizing legislation. Management believes that the reimposition of the ticket tax will have a negative impact on the Company, although the amount of such negative impact directly resulting from the reimposition of the ticket tax cannot be precisely determined.

           Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations have also been considered that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the availability of international routes to United States carriers is regulated by treaties and related agreements between the United States and foreign governments that are amendable. Continental cannot predict what laws and regulations may be adopted or their impact, but there can be no assurance that laws or regulations currently proposed or enacted in the future will not adversely affect the Company.

                            THE COMPANY

           Continental Airlines, Inc. is a major United States air carrier engaged in the business of transporting passengers, cargo and mail. Continental is the fifth largest United States airline (as measured by revenue passenger miles in the first six months of 1996) and, together with Express and CMI, serves 190 airports worldwide.

           The Company operates its route system primarily through domestic hubs at Newark, Houston Intercontinental and Cleveland, and a Pacific hub on Guam and Saipan. Each of Continental's three U.S. hubs is located in a large business and population center, contributing to a high volume of "origin and destination" traffic. The Guam/Saipan hub is strategically located to provide service from Japanese and other Asian cities to popular resort destinations in the western Pacific. Continental is the primary carrier at each of these hubs, accounting for 52%, 79%, 53% and 72% of all daily jet departures, respectively.

           Continental directly serves 131 U.S. cities, with additional cities (principally in the western and southwestern United States) connected to Continental's route system under agreements with America West Airlines, Inc. ("America West"). Internationally, Continental flies to 59 destinations and offers additional connecting service through alliances with foreign carriers. Continental operates 66 weekly departures to six European cities and markets service to four other cities through code-sharing agreements. Continental recently announced new service from Newark to Lisbon, Portugal which is scheduled to commence May 1, 1997. Continental is one of the leading airlines providing service to Mexico and Central America, serving more destinations in Mexico than any other United States airline. In addition, Continental flies to four cities in South America. Through its Guam/Saipan hub, Continental provides extensive service in the western Pacific, including service to more Japanese cities than any other United States carrier.

           The Company is a Delaware corporation. Its executive offices are located at 2929 Allen Parkway, Suite 2010, Houston,
Texas  77019, and its telephone number is (713) 834-2950.

                        RECENT DEVELOPMENTS

Stock Split

           On June 26, 1996, the Board of Directors of the Company declared a two-for-one stock split (the "Stock Split") pursuant to which (a) one share of the Company's Class A common stock was issued for each share of Class A common stock outstanding on July 2, 1996 (the "Record Date") and (b) one share of the Company's Class B common stock was issued for each share of Class B common stock outstanding on the Record Date. Shares issuable pursuant to the Stock Split were distributed on or about July 16, 1996.

Corporate Governance

           On June 26, 1996, at the Company's annual meeting of stockholders (the "Annual Meeting"), the Company's stockholders approved changes proposed by the Company to its Certificate of Incorporation, which, together with amendments to the Company's Bylaws previously approved by the Company's Board of Directors (collectively, the "Amendments"), generally eliminate special classes of directors (except for Air Partners' right to elect one-third of the directors in certain circumstances as described below) and supermajority provisions, and make a variety of other modifications aimed at streamlining the Company's corporate governance structure. The amendments to the Company's
Certificate of Incorporation included elimination of Class C common stock, par value $.01 per share (the "Class C common stock"), of the Company as an authorized class of capital stock and changed the rights of holders of Class D common stock, par value $.01 per share(the"Class D common stock"), with respect to election of directors--holders of Class D common stock will now be entitled to elect one-third of the directors. Pursuant to the Certificate of Incorporation, Class D common stock is solely issuable to Air Partners and certain of its affiliates. There is currently no Class D common stock outstanding. The Amendments, as a whole, reflect the reduction of Air Canada's equity interest in the Company, as described below, and the decision of the former directors designated by Air Canada not to stand for reelection, along with the expiration of various provisions of the Company's Certificate of Incorporation and Bylaws specifically included at the time of the Company's reorganization in 1993.

           The Amendments also provide that, at any time after January 1, 1997, shares of Class A common stock may be freely converted into an equal number of shares of Class B common stock. Under agreements put in place at the time of the Company's reorganization in 1993 and designed in part to ensure compliance with the foreign ownership limitations applicable to United States air carriers, in light of the substantial stake in the Company then held by Air Canada, holders of Class A common stock were not permitted under the Company's Certificate of Incorporation to convert their shares to Class B common stock.
In recent periods, the market price of Class A common stock has generally been below the market price of Class B common stock, which the Company believes is attributable in part to the reduced liquidity present in the trading market for Class A common stock. A number of Class A stockholders requested that the Company provide for free convertibility of Class A common stock into Class B common stock, and in light of the reduction of Air Canada's equity stake, the Company determined that the restriction was no longer necessary. Any such conversion would effectively increase the relative voting power of those Class A stockholders who do not convert.

           On April 19, 1996, the Company's Board of Directors approved certain agreements (the "Agreements") with its two major stockholders, Air Canada and Air Partners. The Agreements contain a variety of arrangements intended generally to reflect the intention that Air Canada has expressed to the Company of divesting its investment in Continental during December 1996 or early 1997, subject to market conditions. Air Canada has indicated to the Company that its original investment in Continental has become less central to Air Canada in light of other initiatives it has undertaken --particularly expansion within Canada and exploitation of the 1995 Open Skies agreement to expand Air Canada's own flights into theU.S. Because of these initiatives Air Canada has determined it appropriate to redeploy the funds invested in the Company into other uses in Air Canada's business. The Agreements also reflect the distribution by Air Partners, effective March 29, 1996, to its investors (the "AP Investors") of all of the shares of the Class B common stock held by Air Partners and the desire of some of the AP Investors to realize the increase in value of their investment in the Company by selling all or a portion of their shares of Class B common stock.

           Among other things, the Agreements required the Company to file a registration statement under the Securities Act to permit the sale by Air Canada of 2,200,000 shares of Class B common stock held by it and by certain of the AP Investors of an aggregate of 1,730,240 (each on a pre-Stock Split basis) such shares pursuant to an underwritten public offering arranged by the Company (the "Secondary Offering"). The Secondary Offering was completed on May 14, 1996. The Agreements provided for the following additional steps to be taken in connection with the completion of the Secondary Offering:

      o in light of its reduced equity stake in the Company, Air Canada was no longer entitled to designate nominees to the Board of Directors of the Company, caused the four then-present or former members of the Air Canada board who served as directors of Continental to decline nomination for reelection as directors and converted all of its Class A common stock to Class B common stock;

      o Air Canada and Air Partners entered into a number of agreements restricting, prior to December 16, 1996, further disposition of the common stock of the Company held by either of them; and

      o each of the existing Stockholders' Agreement and the registration rights agreement (the ("Original
           Registration Rights Agreement") among the parties was modified in a number of respects to reflect, among other matters, the changing composition of the respective equity interests of the parties.

           After such sale and the conversion by Air Canada of its Class A common stock into Class B common stock, Air Canada holds approximately 10.0% of the common equity interests and 4.0% of the general voting power of the Company, and Air Partners holds approximately 9.8% of the common equity interests and 39.3% of the general voting power of the Company. If all of the warrants held by Air Partners were exercised, approximately 23.3% of the common equity interests and 52.1% of the general voting power would be held by Air Partners.

           The Company and Air Canada also entered into a memorandum of understanding, subject to the fulfillment of certain conditions, regarding modifications to certain of the Company's existing "synergy" agreements with Air Canada, which covered items such as maintenance and ground facilities, and resolved certain outstanding commercial issues under the agreements. In May 1996, the Company entered into an agreement with Air Partners for the sale by Air Partners to the Company from time to time at Air Partners' election for the one-year period beginning August 15, 1996, of up to an aggregate of $50 million in intrinsic value (then-current Class B common stock price minus exercise price) of Air Partners' Class B Warrants pursuant to the Warrant Purchase Agreement. The purchase price would be payable in cash. The Board of Directors has authorized the Company to publicly issue up to $50 million in net proceeds of Class B common stock in connection with any such purchase.
The Registration Statement of which this Prospectus forms a part registers the Company Shares for that purpose. In connection with this agreement, the Company has reclassified $50 million from common equity to redeemable warrants.

           Because certain aspects of the Agreements raised issues under the change in control provisions of certain of the Company's employment agreements and employee benefit plans, these agreements and plans were modified to provide a revised change of control definition that the Company believes is appropriate in light of the prospective changes to its equity ownership structure. In connection with the modifications, payments were made to certain employees, benefits were granted to certain employees and options equal to 10% of the amount of the options previously granted to each optionee were granted (subject to certain conditions) to substantially all employees holding outstanding options.

                          USE OF PROCEEDS

           Except as may otherwise be set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Company Shares will be used by the Company to purchase any Class B Warrants put to the Company under the Warrant Purchase Agreement. The Company will not receive any of the proceeds from the sale of the Offered Securities by the Selling Securityholders.

            MARKET PRICE OF COMMON STOCK AND DIVIDENDS

           The Class A common stock and the Class B common stock are listed for trading on the NYSE, which is its principal market. As of July 31, 1996, there were approximately 3,740 and 12,431 holders of record of Continental's Class A common stock and Class B common stock, respectively.

           The Company has not paid any cash dividends on its common stock and has no current intention of paying dividends on its common stock.

           The table below shows the quarterly high and low sales prices for the Company's Class A common stock and Class B common stock as reported on the NYSE since January 1, 1994. All such prices have been adjusted for the Company's Stock Split.

                                  Class A Common       Class B Common
                                    Stock Price          Stock Price
                                  --------------       --------------

Period                             High       Low        High        Low
- ------                             ----       ---        ----        ---
1994
      First Quarter             $15-3/8    $9-3/8     $13-5/8     $8-7/16
      Second Quarter            10-1/2     6-3/4      9-7/8       5-5/8
      Third Quarter             11-1/8     7          10-3/4      6-1/2
      Fourth Quarter            9-1/4      4-1/16     9-1/16      3-3/4
1995
      First Quarter             6-1/16     3-1/2      6-1/8       3-1/4
      Second Quarter            12-7/8     5-3/16     12-7/8      5-5/16
      Third Quarter             19-7/8     11-9/16    20-1/16     11-11/16
      Fourth Quarter            23-7/16    17-3/16    23-3/4      17-3/8
1996
      First Quarter             27         19-1/8     28-3/16     19-7/16
      Second Quarter            31-1/16    25-7/8     31-7/16     26-9/16
      Third Quarter (through    31         22-1/4     31-1/8      22-1/4
        August 13)


           The last reported sale prices for the Company's Class A common stock and Class B common stock on the NYSE on August 13, 1996 were $23-1/4 and $23-5/8, respectively.

                      SELECTED FINANCIAL DATA

           The following tables set forth selected financial data of (i) the Company for the three and six months ended
June 30, 1996 and 1995, the years ended December 31, 1995 and 1994 and the period from April 28, 1993 through December 31, 1993 and (ii) Holdings for the period from January 1, 1993 through April 27, 1993. The consolidated financial data of both the Company, for the years ended December 31, 1995 and 1994 and for the period from April 28, 1993 through December 31, 1993, and Holdings, for the period from January 1, 1993 through April 27, 1993, are derived from their respective audited consolidated financial statements. On April 27, 1993, in connection with the Reorganization, the Company adopted fresh start reporting in accordance with SOP 90-7. A vertical black line is shown in the table below to separate Continental's post-reorganized consolidated financial data from the pre-reorganized consolidated financial data of Holdings since they have not been prepared on a consistent basis of accounting. The consolidated financial data of the Company for the three and six months ended June
30, 1996 and 1995 are derived from its unaudited consolidated financial statements, which include all adjustments (consisting solely of normal recurring accruals) that the Company considers necessary for the presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. The Company's selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements, including the notes thereto, incorporated by reference herein.

                                    Three Months       Six Months
                                   Ended June 30,    Ended June 30,
                                   --------------    --------------
                                    1996     1995    1996      1995
                                    ----     ----    ----      ----
                                  (In millions of dollars, except
                                           per share data)

Statement of Operations Data:        (unaudited)      (unaudited)
 Operating Revenue:
 Passenger                          $1,519   $1,355   $2,894    $2,595
 Cargo, mail and other                 120      123      234       292
                                     -----    -----    -----     -----
                                     1,639    1,478    3,128     2,887
                                     -----    -----    -----     -----
 Operating Expenses:
   Wages, salaries and
     related costs                     378      357      742       723
   Aircraft fuel                       180      168      357       337
   Aircraft rentals                    127      124      251       247
   Commissions                         137      131      263       250

   Maintenance, materials
     and repairs                       119      101      231       198
   Other rentals and landing            85       93      169       185
     fees
   Depreciation and                     67       65      132       129
     amortization
   Other                               317      330      634       680
                                     -----    -----    -----     -----
                                     1,410    1,369    2,779     2,749
                                     -----    -----    -----     -----
 Operating Income (Loss)               229      109      349       138
                                     -----    -----    -----     -----
 Nonoperating Income (Expense):
   Interest expense                   (42)     (56)     (89)     (110)
   Interest capitalized                 --        3        1         4
   Interest income                      10        8       19        13
   Reorganization items, net            --       --       --        --
   Other, net                            9      117       21       108
                                     -----    -----    -----     -----
                                      (23)       72     (48)        15
                                     -----    -----    -----     -----
 Income (Loss) before Income
   Taxes, Minority Interest and
   Extraordinary Gain                  206      181      301       153
 Net Income (Loss)                    $167     $102     $255       $72

 Earnings (Loss) per Common and
   Common Equivalent Share(4)        $2.53    $1.51    $3.90     $1.15
                                     =====    =====    =====     =====
 Earnings (Loss) per Common
 Share Assuming Full Dilution(4)
                                     $2.04    $1.49    $3.25     $1.10
                                     =====    =====    =====     =====


                                              Period        Period
                                              from          from
                                              (April 28,    January 1,
                                              1993          1993
                                Year Ended    through       through
                                December 31,  December 31,  April 27,
                                ------------- ------------  ----------
                                1995     1994      1993)     1993
                                ----     ----      -----     ----
                                (In millions of dollars, except per
                                             share data)

Statement of Operations Data:
 Operating Revenue:
   Passenger                      $5,302    $5,036    $3,493    $1,622
   Cargo, mail and other             523       634       417       235
                                   -----   -------     -----     -----
                                   5,825     5,670     3,910     1,857
                                   -----   -------     -----     -----

 Operating Expenses:
   Wages, salaries and
     related costs              1,432(1)     1,532     1,000       502
   Aircraft fuel                     681       741       540       272
   Aircraft rentals                  497       433       261       154
   Commissions                       489       439       378       175
   Maintenance, materials
     and repairs                     429       495       363       184
   Other rentals and landing         356       392       258       120
     fees
   Depreciation and                  253       258       162        77
     amortization
   Other                           1,303     1,391       853       487
                                   -----   -------     -----     -----
                                   5,440     5,681     3,815     1,971
                                   -----
 Operating Income (Loss)             385      (11)        95     (114)
                                   -----   -------     -----     -----
 Nonoperating Income
 (Expense):
   Interest expense                (213)     (241)     (165)      (52)
   Interest capitalized                6        17         8         2
   Interest income                    31        23        14        --
   Reorganization items, net          --        --        --     (818)
   Other, net                        101  (439)(2)       (4)         5
                                   -----   -------     -----     -----
                                    (75)     (640)     (147)     (863)
                                   -----   -------     -----     -----
 Income (Loss) before Income
   Taxes, Minority Interest
   and Extraordinary Gain            310     (651)      (52)     (977)
 Net Income (Loss)                  $224    $(613)     $(39) $2,640(3)
 Earnings (Loss) per Common
   and Common Equivalent           $3.60  $(11.88)   $(1.17)   N.M.(5)
   Share(4)                        =====   =======     =====
 Earnings (Loss) per Common
   Share Assuming Full
   Dilution(4)                     $3.15  $(11.88)   $(1.17)   N.M.(5)
                                   =====   =======     =====

                                     As of        As of
                                   June 30,   December 31,
                                   --------   ------------
                                     1996         1995
                                     ----         ----

Balance Sheet Data:                (In millions of dollars)

                                   (unaudited)

Cash and Cash Equivalents,
  including restricted Cash
  and Cash Equivalents of
  $104 and $144,
  respectively(6)                    $825         $747
Other Current Assets                  702          568
Total Property and Equip-
  ment, Net                         1,436        1,461
Routes, Gates and Slots, Net        1,502        1,531
Other Assets, Net                     485          514
                                   ------       ------
   Total Assets                    $4,950       $4,821
                                   ======       ======

Current Liabilities                $2,108       $1,984
Long-term Debt and Capital
  Leases                            1,435        1,658
Deferred Credits and Other
  Long-term Liabilities               540          564
Minority Interest                      28           27
Continental-Obligated
  Mandatorily Redeemable
  Preferred Securities of
  Subsidiary Trust holding
  solely Convertible Subord-
  inated Debentures(7)                242          242
Redeemable Warrants(8)                 50           --
Redeemable Preferred Stock             43           41
Common Stockholders' Equity           504          305
                                   ------       ------
   Total Liabilities and
     Stockholders' Equity          $4,950       $4,821
                                   ======       ======
- ----------------
(1) Includes a $20 million cash payment in 1995 by the Company in connection with a 24-month collective bargaining agreement entered into by the Company and the Independent
     Association of Continental Pilots.

(2) Includes a provision of $447 million recorded in the fourth quarter of 1994 associated with the planned early retirement of certain aircraft and closed or underutilized airport and maintenance facilities and other assets.

(3) Reflects a $3.6 billion extraordinary gain from extinguishment of debt.

(4) On June 26, 1996, the Company announced the Stock Split with respect to the Company's Class A common stock and Class B common stock. Accordingly, the earnings per share information has been restated to give effect to the Stock
     Split.

(5) Historical per share data for Holdings is not meaningful since the Company has been recapitalized and has adopted fresh start reporting as of April 27, 1993.

(6) Restricted cash and cash equivalents agreements relate primarily to workers' compensation claims and the terms of certain other agreements. In addition, CMI is required by loan agreements to maintain certain minimum consolidated net worth and liquidity levels, which effectively restrict the amount of cash available to Continental from CMI.

(7) The sole assets of the Trust are Convertible Subordinated Debentures, with an aggregate principal amount of $250 million, which bear interest at the rate of 8 % per annum and mature on December 1, 2020. Upon repayment, the Continental-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust will be mandatorily redeemed.

(8) The Company has agreed to repurchase up to $50 million of intrinsic value (then-current Class B common stock price minus excercise price) of Class B Warrants at the election of Air Partners during the one year period commencing August 15, 1996.

                      PRINCIPAL STOCKHOLDERS

           The following table sets forth, as of July 31, 1996, certain information with respect to the beneficial ownership of the outstanding common stock of the Company by persons owning beneficially (to the knowledge of the Company) more than five percent of any class of the Company's voting securities. The table also sets forth the respective general voting power of such persons. Information set forth in the table is based on reports filed with the Commission pursuant to the Exchange Act, and information furnished to the Company by certain of such holders. In accordance with regulations promulgated by the Commission, the table reflects for each beneficial owner the exercise of warrants or the conversion of convertible securities (exercisable or convertible within 60 days after July 31, 1996) owned by such beneficial owners, but, in determining the percentage ownership of such person, does not assume the exercise of warrants or the conversion of convertible securities owned by any other person.

                                                       Amount
                                                       and Nature
Name and Address                                       of Beneficial
of Beneficial Holder            Title of Class         Ownership
- --------------------            --------------         -------------
Air Canada                      Class B common stock   5,600,000
Air Canada Center
Montreal Int'l Airport
(Dorval)
P.O. Box 14000
Postal Station, St. Laurent
Canada H4Y 1H4

Air Partners, L.P.(2)           Class A common stock   8,519,468(3)
2420 Texas Commerce Tower       Class B common stock   6,765,264(4)
201 Main Street
Fort Worth, TX 75102

American General Corporation(5) Class A common stock   1,548,992(6)
2929 Allen Parkway              Class B common stock   1,230,614(7)
Houston, TX 77019

FMR Corp.                       Class B common stock   6,875,320(8)
82 Devonshire Street
Boston, MA 02109

                                                       General
Name and Address                Percent                Voting
of Beneficial Holder            of Class               Power(1)
- --------------------            --------               --------
Air Canada                      12.0%                  4.0%
Air Canada Center
Montreal Int'l Airport
(Dorval)
P.O. Box 14000
Postal Station, St. Laurent
Canada H4Y 1H4

Air Partners, L.P.(2)           69.2%                  52.1%
2420 Texas Commerce Tower       12.7%
201 Main Street
Fort Worth, TX 75102

American General Corporation(5) 15.8%                  11.4%
2929 Allen Parkway              2.6%
Houston, TX 77019

FMR Corp.                       14.3%                  4.9%
82 Devonshire Street
Boston, MA 02109
__________________

(1) Each share of Class A common stock is entitled to ten votes, and each share of Class B common stock is entitled to one vote. General Voting Power includes the combined total of the votes attributable to Class A common stock and Class B common stock. The persons listed have the sole power to vote and dispose of the shares beneficially owned by them except as otherwise indicated.

(2) Based on reports filed with the Commission pursuant to the Exchange Act, the general partners of Air Partners are 1992 Air GP, managing general partner, and Air II General, Inc. The general partners of 1992 Air GP are 1992 Air, Inc., majority general partner, and Air Saipan, Inc. David Bonderman is the controlling shareholder of Air II General, Inc. and 1992 Air, Inc. and accordingly may be deemed the beneficial owner of shares held by Air Partners. In addition, Mr. Bonderman holds, directly and indirectly, limited partnership interests in Air Partners. Mr. Bonderman also holds director stock options to purchase 9,000 shares of Class B common stock and may be deemed to own 127,304 shares of Class B common stock owned by 1992 Air, Inc. that are not included in the amounts shown. Bonderman Family Limited Partnership, of which David Bonderman is the general partner, holds 16,400 shares of Class A common stock and 882,450 shares of Class B common stock that are not included in the amounts shown. The holders of limited partnership interests in Air Partners, together with Air Partners, may be deemed to be acting as a group for purposes of the federal securities laws. Bonderman Family Limited Partnership holds limited partnership interests in Air Partners. On the basis of certain provisions of the limited partnership agreement of Air Partners, Bonderman Family Limited Partnership may be deemed to beneficially own the shares of Class A common stock and any Class B common stock beneficially owned by Air Partners that are attributable to such limited partnership interests. However, Bonderman Family Limited Partnership, pursuant to Rule 13d-4 under the Exchange Act, disclaims beneficial ownership of all such shares. The estate of Larry L. Hillblom, solely in its capacity as the sole shareholder of Air Saipan, Inc., may be deemed the beneficial owner of the shares of Class A common stock and any Class B common stock held by Air Partners. In addition, the estate of Mr. Hillblom also holds limited partnership interests in Air Partners. On the basis of certain provisions of the limited partnership agreement of Air Partners, the estate of Mr. Hillblom may be deemed to beneficially own the shares of Class A common stock and any Class B common stock beneficially owned by Air Partners that are attributable to such limited partnership interests. Bondo Air Limited Partnership ("Bondo Air"), solely in its capacity as a limited partner of Air Partners, may be deemed to beneficial own the shares of Class A common stock and any Class B common stock held by Air Partners that are attributable to such limited partnership interest. However, Bondo Air, pursuant to Rule 13d-4 under the Exchange Act, disclaims beneficial ownership of all such shares. Mr. Alfredo Brener, through a limited partnership whose corporate general partner he controls, owns warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air, Mr. Brener may be deemed to beneficially own such limited partnership interests and, in turn, the shares attributable to Bondo Air's limited partnership interest in Air Partners. However, Mr. Brener, pursuant to Rule 13d-4 under the Exchange Act, disclaims beneficial ownership of all such shares. Donald Sturm, a director of the Company, holds a limited partnership interest in Air Partners. On the basis of certain provisions of the limited partnership agreement of Air Partners, Mr. Sturm may be deemed to beneficially own the shares of Class A common stock and any Class B common stock beneficially owned by Air Partners that are attributable to such limited partnership interest. However, Mr. Sturm, pursuant to Rule 13d-4 under the Exchange Act, disclaims beneficial ownership of all such shares.

(3)   Includes 3,039,468 shares issuable upon exercise of Class
      A Warrants.

(4) Represents shares issuable upon the exercise of Class B Warrants held by Air Partners.

(5) American General Corporation ("American General") holds a limited partnership interest in Air Partners. On the basis of certain provisions of the limited partnership agreement of Air Partners, American General may be deemed to beneficially own the shares of Class A common stock and any Class B common stock beneficially owned by Air Partners that are attributable to such limited partnership interest. However, American General, pursuant to Rule 13d-4 under the Exchange Act, disclaims beneficial ownership of all such shares.


(6) Based upon reports filed with the Commission under the Exchange Act, the shares reported represent the proportionate interest in shares beneficially owned by Air Partners, of which American General is a limited partner, including 552,630 shares issuable upon exercise of Class A Warrants held by Air Partners. American General may be deemed to share voting and dispositive power with respect to all such shares.

(7) Based on reports filed with the Commission under the Exchange Act, the reported shares include 566 shares held by an indirect wholly owned subsidiary of American General and 1,230,048 shares issuable upon exercise of Class B Warrants held by Air Partners and attributable to the limited partnership interest of American General in Air Partners. American General may be deemed to share voting and dispositive power with respect to all such shares.

(8) Based on reports filed with the Commission under the Exchange Act, the shares reported include 331,180 shares of Class B common stock issuable upon conversion of the Company's 6-3/4% Convertible Subordinated Notes due April
      15, 2006 and 1,065,640 shares of Class B common stock issuable upon conversion of the Continental-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust. FMR Corp. ("FMR"), together with its wholly owned subsidiaries, Fidelity Management & Research Company and Fidelity Management Trust Company, has sole dispositive power with respect to all of the shares beneficially owned by it and sole voting power with respect to 4,663,980 of such shares. FMR has no shared voting or dispositive power. Members of the Edward D. Johnson 3d family own approximately 49% of the voting power of FMR.


Stockholders' Agreement

           Pursuant to the Stockholders' Agreement each of Air Partners and Air Canada has agreed to certain restrictions on its ability to enter into transactions before December 16, 1996 that would, pursuant to Section 382 of the Internal Revenue Code, have an adverse effect on the Company's ability to fully utilize its NOLs, if effected prior to that date. Additionally the Stockholders' Agreement includes certain agreements among the Company, Air Partners and Air Canada relating to the exercise of registration rights under the Amended and Restated Registration Rights Agreement, dated April 19, 1996, among the Company, Air Partners and Air Canada (the "Registration Rights Agreement"). See "--Certain Rights of Air Partners and Air Canada."

Warrants

           In connection with the Reorganization, Air Partners and Air Canada acquired warrants to purchase shares of Class A common stock and Class B common stock at exercise prices of $15 and $30 per share, which prices have been adjusted to $7.50 and $15.00, respectively, as a result of the Stock Split. The warrants held by Air Canada were repurchased and canceled by the Company on September 29, 1995. The warrants held by Air Partners expire if not exercised on or before April 27, 1998. The Company and Air Partners have entered into the Warrant Purchase Agreement under which Air Partners, for the one-year period commencing August 15, 1996, can cause the Company to repurchase up to $50 million in intrinsic value (then-current Class B common stock price minus exercise price) of Air Partners' Class B Warrants and, at any time after December 16, 1996, to amend the terms of the Class B Warrants to permit the "cashless exercise" of Air Partners' Class B Warrants. Cashless exercise represents the exercise of warrants and the corresponding delivery by Air Partners to Continental of warrants with an aggregate intrinsic value equal to the aggregate exercise price of the warrants so exercised, in consideration therefor. See "Recent Developments."

Anti-dilution Rights of Air Partners

           Air Partners has the right to purchase additional shares of Class B common stock to preserve its current proportional ownership of such stock. See "Description of Capital
Stock--Corporate Governance and Control--Anti-dilution Rights of
Air Partners."

Certain Conversion Rights

           In specified limited circumstances, Air Partners has the right to convert its shares of Class A common stock into Class D common stock. See "Description of Capital Stock--Special Class of Common Stock" regarding the terms of the Class D common stock, and the conversion of such stock back into Class A common stock.

Certain Rights of Air Partners and Air Canada

           Pursuant to the Registration Rights Agreement, the Company has granted extensive demand and incidental registration rights to Air Partners and Air Canada to have their common stock registered under the Securities Act in connection with proposed sales of such stock. See "Recent Developments."

                      SELLING SECURITYHOLDERS

           The following table sets forth as of July 31, 1996 the name of each Selling Securityholder and the amount of Selling Securityholder Shares and Warrants owned by each such Selling Securityholder which are subject to being offered hereby from time to time. The number of Offered Securities subject to offering and sale by the Selling Securityholders pursuant hereto constitute all the holdings of such securities by the Selling Securityholders (including Common Stock issuable upon exercise of currently outstanding Warrants and options), except as disclosed in the footnotes to the table. For the respective percentages of the Company's securities beneficially owned by certain of the Selling Securityholders (including such ownership as may be attributed to such securityholders) prior to the offering, see "Principal Stockholders" and "Description of Capital Stock-- Class B Common Stock and Class A Common Stock."

           Each of Air Canada, Air Partners and each of the Selling Securityholders which is a partner of Air Partners has agreed to certain restrictions on its ability to enter into transactions before December 16, 1996 that would, pursuant to Section 382 of the Internal Revenue Code, have an adverse effect on the Company's ability to fully utilize its NOLs, if effected prior to that date.


                                 Securities Owned Prior to the Offering

             ------------------------------------------------------------------

     Selling Securityholder          Class of Securities        Number

Air Canada                        Class B common stock         5,600,000

Air Partners(2)                   Class A common stock         5,480,000

                                  Class A Warrants(3)          2,298,134

                                  ($7.50 exercise price)

                                  Class A Warrants(3)            741,334

                                  ($15.00 exercise price)

                                  Class B Warrants(4)          5,115,200

                                  ($7.50 exercise price)

                                  Class B Warrants(4)          1,650,064

                                  ($15.00 exercise price)

American General Corporation      Class B common stock               566(5)(6)

Bonderman Family Limited          Class A common stock            16,400(5)(6)

Partnership

                                  Class B common stock           882,450(5)(6)

Estate of Larry L. Hillblom                                           (5)(7)(8)


DHL Management Services, Inc.     Class B common stock           645,940(5)(8)

SunAmerica Inc.                                                      (5)

Eli Broad                         Class B common stock            57,892(5)

Donald L. Sturm                   Class B common stock           715,128(5)(9)

Conair Limited Partners, L.P.                                         (5)

Bondo Air, L.P.                                                       (5)

Air Saipan, Inc.                                                     (11)

1992 Air, Inc.                    Class B common stock           127,304(11)

Air II General, Inc.                                                 (12)

Lectair Partners                  Class B common stock           449,186(5)

David Bonderman                   Class A common stock              (5)(13)

                                  Class B common stock   194,368(5)(13)(14)

Thomas J. Barrack, Jr.            Class B common stock            14,600(15)

Patrick Foley                     Class B common stock         9,000(16)(17)

Douglas H. McCorkindale           Class B common stock             9,000(16)

George G.C. Parker                Class B common stock             3,400(18)

Richard W. Pogue                  Class A common stock             6,000

                                  Class B common stock             9,000(16)

William S. Price III              Class B common stock            12,000(19)

Karen Hastie Williams             Class B common stock             9,000(16)

Charles A. Yamarone               Class B common stock            14,000(20)

Gordon M. Bethune                 Class B common stock           926,180(21)

Gregory D. Brenneman              Class B common stock           873,450(21)

B. Ben Baldanza                   Class B common stock           224,600(21)

Mark A. Erwin                     Class B common stock           136,918(21)

Lawrence W. Kellner               Class B common stock           326,616(21)

C.D. McLean                       Class B common stock           244,396(21)

Bonnie S. Reitz                   Class B common stock           187,986(21)

Barry P. Simon                    Class B common stock           227,983(21)

David N. Siegel                   Class B common stock           251,565(21)

Jeffery A. Smisek                 Class A common stock             2,000

                                  Class B common stock           251,967(21)



                                    Relationship
                                      with the                   Securities
     Selling Securityholder           Company                 Offered Hereby


Air Canada                          (1)                       5,600,000

Air Partners(2)                     (1)                       5,480,000

                                                              2,298,134

                                                                741,334

                                                              5,115,200

                                                              1,650,064

American General Corporation     (1)(5)(6)                          566(5)

Bonderman Family Limited           (5)(6)                        16,400(5)
Partnership

                                  (5)(6)                        882,450(5)


Estate of Larry L. Hillblom       (5)(7)(8)                       (5)


DHL Management Services, Inc.     (5)(8)                        645,940(5)


SunAmerica, Inc.                   (5)                            (5)


Eli Broad                          (5)                           57,892(5)


Donald L. Sturm                   (5)(10)                       715,128(5)


Conair Limited Partners, L.P.      (5)                            (5)


Bondo Air, L.P.                    (5)                            (5)


Air Saipan, Inc.                   (11)                           (11)


1992 Air, Inc.                     (11)                         127,304(11)


Air II General, Inc.               (12)                           (12)


Lectair Partners                   (5)                          449,186(5)


David Bonderman                 (5)(6)(10)                        (5)


                                                                194,368(5)


Thomas J. Barrack, Jr.             (10)                          14,600


Patrick Foley                      (10)                           9,000


Douglas H. McCorkindale            (10)                           9,000


George G.C. Parker                 (10)                           3,400


Richard W. Pogue                   (10)                           6,000


                                                                  9,000


William S. Price III               (10)                          12,000


Karen Hastie Williams              (10)                           9,000


Charles A. Yamarone                (10)                          14,000


Gordon M. Bethune                (10) (22)                      926,180


Gregory D. Brenneman             (10) (22)                      873,450


B. Ben Baldanza                    (22)                         224,600


Mark A. Erwin                      (22)                         136,918


Lawrence W. Kellner                (22)                         326,616


C.D. McLean                        (22)                         244,396


Bonnie S. Reitz                    (22)                         187,986


Barry P. Simon                     (22)                         227,983


David N. Siegel                                                 251,565


Jeffery A. Smisek                  (22)                           2,000


                                                                251,967




- -------------------


(1)   See "Principal Stockholders."

(2) The Offered Securities beneficially owned by Air Partners may be distributed to its partners. In such event, the portion of the Offered Securities attributable to such partner's partnership interest so distributed may be offered and sold by such partner pursuant to this Prospectus and any applicable Prospectus Supplement.

(3) 3,039,468 shares of Class A common stock issuable upon exercise of the Class A Warrants held by Air Parnters also may be offered and sold pursuant to this Prospectus.

(4) 6,765,264 shares of Class B common stock issuable upon exercise of the Class B Warrants held by Air Partners also may be offered and sold pursuant to this Prospectus.

(5) A limited partner of Air Partners. On the basis of certain provisions of the limited partnership agreement of Air Partners, such securityholder may be deemed beneficially to own a portion of the shares of Class A common stock held by Air Partners, and the Class A common stock and Class B common stock issuable pursuant to the Warrants held by Air Partners, that are attributable to such limited partnership interests. The table above assumes that all such securities are offered by Air
      Partners, however, and no beneficial
      interest in the Offered Securities attributable to such limited partnership interest is shown. See Note (2) above.

 (6)  See Note (2) under "Principal Stockholders."

 (7) The estate of Larry L. Hillblom is the sole shareholder of Air Saipan, Inc., which is a general partner of 1992 Air GP, the managing general partner of Air Partners. See Note (2) under "Principal Stockholders."

 (8) The estate Larry L. Hillblom owns 60.6 percent of one class of shares and 100 percent of another class of shares of DHL Corporation. DHL Corporation, in turn, owns 100 percent of the outstanding shares of DHL Management Services, Inc.
       ("DHL Management"). Accordingly, the estate of Mr. Hillblom may be deemed to own beneficially the 645,940 shares of Class B common stock of the Company held by DHL Management.

 (9)   Includes 9,000 shares subject to vested director stock options.
       Also includes 60,400 shares held in trusts for the benefit of Mr. Sturm's children, 30,200 shares held in a charitable trust for which Mr. Sturm acts as trustee, and 8,600 shares held by a corporation of which Mr. Sturm is the principal stockholder.

(10)   Director of the Company.

(11) General partner of 1992 Air GP, one of the general partners of Air Partners. See Note(2) above and Note (2) under "Principal Stockholders."

(12) General partner of Air Partners. See Note (2) above and Note (2) under "Principal Stockholders."

(13) Mr. Bonderman may be deemed to beneficially own the Offered Securities held by Bonderman Family Limited Partnership, for which he acts as general partner, and Air II General, Inc. and 1992
       Air, Inc., for which he is, in each case, the controlling shareholder. By virtue of his position as controlling shareholder of Air II General, Inc. and 1992 Air, Inc., he also may be deemed to beneficially own the Offered
       Securities held by Air Partners.  See Note (2) under
       "Principal Stockholders."

(14) Include 9,000 shares subject to vested director stock options, and 185,368 shares.

(15) Includes 6,000 shares subject to vested director stock options, and 3,000 shares held in trust for the benefit of Mr. Barrack's children, as to which shares Mr. Barrack disclaims beneficial ownership.

(16)   Represents shares subject to vested director stock options.

(17) Mr. Foley, as President of DHL Management, also may be deemed to own the shares held by DHL Management shown above.

(18) Includes 3,000 shares subject to a vested director stock option.

(19) Includes 9,000 shares subject to vested director stock options. Also includes 3,000 shares held by Mr. Price's spouse, as to which shares Mr. Price disclaims beneficial ownership. Mr. Price, as Managing Director of Air Partners, also may be deemed to beneficially own the Warrants and shares of Common Stock held by Air Partners.

(20) Includes 6,000 shares subject to vested director stock options.

(21) Includes shares subject to vested and unvested stock options.

(22)   Executive officer of the Company.

                         DESCRIPTION OF CAPITAL STOCK

           The current authorized capital stock of the Company consists of 50,000,000 shares of Class A common stock, 200,000,000 shares of Class B common stock and 50,000,000 shares of Class D common stock (such classes of common stock referred to collectively as the "common stock"), and 10,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). On June 26, 1996, the Company announced the Stock Split with respect to the Company's Class A common stock and Class B common stock, which was distributed on July 16, 1996 to stockholders of record as of July 2, 1996. As of July 31, 1996, there were 9,280,000 outstanding shares of Class A common stock, 46,653,176 outstanding shares of Class B common stock and 421,717 outstanding shares of Series A 12% Cumulative Preferred Stock.

           Pursuant to the Reorganization (and giving effect to the recent Stock Split), on April 27, 1993 the Company issued 3,800,000 shares of Class A common stock and 10,084,736 shares of Class B common stock to a distribution agent for the benefit of the Company's general unsecured nonpriority prepetition creditors ("Prepetition Creditors"). As of July 31, 1996, there remained 582,906 shares of Class A common stock, 1,524,548 shares of Class B common stock (after giving effect to the recent Stock Split), and approximately $1 million of cash available for distribution. Pending resolution of certain disputed claims, a distribution agent will continue to hold undistributed Class A common stock and Class B common stock and will vote such shares of each class pro rata in accordance with the vote of all other shares of such class on any matter submitted to a vote of stockholders. Also pursuant to the Reorganization (and giving effect to the recent Stock Split), the Company issued 987,242 shares of Class B common stock to its retirement plan.

           The following summary description of capital stock accurately describes the material matters with respect thereto, but is not intended to be complete and reference is made to the provisions of the Company's Certificate of Incorporation and Bylaws and the agreements referred to in this summary description. As used in this section, except as otherwise stated or required by context, each reference to Air Canada or Air Partners includes any successor by merger, consolidation or similar transaction and any wholly owned subsidiary of such entity or such successor.

Common Stock--All Classes

           Holders of common stock of all classes participate ratably as to any dividends or distributions on the common stock, except that dividends payable in shares of common stock, or securities to acquire common stock, are paid in common stock, or securities to acquire common stock, of the same class as that upon which the dividend or distribution is being paid. Upon any liquidation, dissolution or winding up of the Company, holders of common stock of all outstanding classes are entitled to share ratably the assets of the Company available for distribution to the stockholders, subject to the prior rights of holders of any outstanding Preferred Stock. Holders of common stock have no preemptive, subscription, conversion or redemption rights (other than the conversion rights of holders of Class A common stock described under "--Class B Common Stock and Class A Common Stock" and the anti-dilution rights described under "--Corporate Governance and Control"), and are not subject to further calls or assessments. Holders of common stock have no right to cumulate their votes in the election of directors. All classes of common stock vote together as a single class, subject to the right to a separate class vote in certain instances required by law and to the rights of holders of Class D common stock to vote separately as a class to elect directors as described under "--Special Classes of Common Stock."

Class B Common Stock and Class A Common Stock

           The holders of Class B common stock are entitled to one vote per share, and the holders of Class A common stock are entitled to ten votes per share, on all matters submitted to a vote of stockholders, except that voting rights of non-U.S. citizens are limited as set forth below under "--Limitation on Voting by Foreign Owners" and no holder of Class D common stock can vote any of its Class B common stock for the election of directors (see "--Special Classes of Common Stock").

           Air Canada and Air Partners owned as of July 31, 1996 in the aggregate approximately 19.8% of the outstanding Class A common stock and Class B common stock, representing approximately 43.3% of total voting power excluding the exercise of Warrants held by Air Partners) and Air Partners has Warrants to acquire an additional 6,765,264 shares of Class B common stock and 3,039,468 shares of Class A common stock (together representing approximately 21% of total voting power, assuming exercise of such Warrants).

           At any time after January 1, 1997, shares of Class A common stock may be freely converted into an equal number of shares of Class B common stock. Because the Class A common stock has ten votes per share and the Class B common stock has one vote per share, any such conversion would effectively increase the relative voting power of those Class A stockholders who do not convert.

Limitation on Voting by Foreign Owners

           The Company's Certificate of Incorporation defines "Foreign Ownership Restrictions" as "applicable statutory, regulatory and interpretive restrictions regarding foreign ownership or control of U.S. air carriers (as amended or modified from time to time)." Such restrictions currently require that no more than 25% of the voting stock of the Company be owned or controlled, directly or indirectly, by persons who are not U.S.

Citizens ("Foreigners") for purposes of the Foreign Ownership Restrictions, and that the Company's president and at least two-thirds of its other managing officers and directors be U.S. Citizens. For purposes of the Certificate of Incorporation, "U.S. Citizen" means (i) an individual who is a citizen of the United States; (ii) a partnership each of whose partners is an individual who is a citizen of the United States; or (iii) a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons that are citizens of the United States. The Certificate of Incorporation provides that no shares of capital stock may be voted by or at the direction of Foreigners, unless such shares are registered on a separate stock record (the "Foreign Stock Record") maintained by the Company for the registration of ownership of voting stock by Foreigners. The Company's Bylaws further provide that no shares will be registered on the Foreign Stock Record if the amount so registered would exceed the Foreign Ownership Restrictions or adversely affect the Company's operating certificates or authorities. Registration on the Foreign Stock Record is made in chronological order based on the date the Company receives a written request for registration, except that certain shares acquired by Air Partners in connection with its original investment in the Company that are subsequently transferred to any Foreigner are entitled to be registered prior to, and to the exclusion of, other shares. Shares currently owned by Air Canada and registered on the Foreign Stock Record constitute a portion of the shares that may be voted by Foreigners under the Foreign Ownership Restrictions.
Corporate Governance and Control

Board of Directors

           The Certificate of Incorporation provides that the Company's Board of Directors shall consist of such number of directors as may be determined from time to time by the Board of Directors in accordance with the Bylaws. The Board of Directors currently consists of 12 directors to be elected by holders of common stock, subject to the rights of holders of preferred stock to elect additional directors as set forth in any preferred stock designation.

Business Combinations

           The Certificate of Incorporation provides that the Company is not governed by Section 203 of the General Corporation Law of Delaware which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

Anti-dilution Rights of Air Partners

           Pursuant to the Certificate of Incorporation, Air Partners has the right to purchase from the Company additional shares of Class B common stock to the extent necessary to maintain its pro rata ownership of the outstanding Class B common stock. Such anti-dilution rights terminate as to Air Partners if the total voting power of the common stock beneficially owned by it is less than 20% of the total voting power of all of the outstanding common stock. Because Air Partners currently does not own any Class B common stock, such anti-dilution rights are not operative.

Procedural Matters

           The Company's Bylaws require stockholders seeking to nominate directors or propose other matters for action at a stockholders' meeting to deliver notice thereof to the Company certain specified periods in advance of the meeting and to follow certain other specified procedures.

Change in Control

           The cumulative effect of the provisions of the Certificate of Incorporation and Bylaws referred to under this section "Description of Capital Stock," and the Stockholders' Agreement is to maintain certain rights of Air Partners to elect directors and otherwise to preserve its relative ownership and voting positions. These provisions may have the effect of delaying, deferring or preventing a change in control of the Company.

Special Class of Common Stock

           The Certificate of Incorporation authorizes Class D common stock as a mechanism to provide, under certain circumstances, a specified level of Board representation for Air Partners. No shares of Class D common stock are currently outstanding, and they may only be issued in limited circumstances upon conversion of Class A common stock held by Air Partners.
Air Partners has the option, which may be exercised only once, to convert all (but not less than all) shares of Class A common stock held by it into an equal number of shares of Class D common stock. Such right of conversion is further conditioned upon Air Partners' holding common stock having at least 20% of the total voting power of all classes of common stock.

           After such conversion, Air Partners is entitled to elect one-third of the number of directors determined by the Board of Directors pursuant to the Bylaws (rounded to the nearest whole number), voting as a separate class. When shares of Class D common stock are outstanding, Air Partners may not vote any of its shares of Class B common stock for the election of directors; and if Air Partners becomes the beneficial owner of any additional shares of Class A common stock during such time, such shares will automatically be converted into Class D common stock. Each share of Class D common stock has ten votes and, as to matters other than the election of directors, votes together with all other classes of common stock as a single class. In the event the voting power of all common stock held by Air Partners represents less than 20% of the voting power of all classes of common stock, all Class D common stock held by Air Partners will automatically convert into an equal number of shares of Class A common stock. Shares of Class D common stock also convert automatically into an equal number of shares of Class A common stock upon the transfer of record or beneficial ownership of such Class D common stock to any person other than certain related parties of the original holder. Air Partners may also at any time voluntarily convert all (but not less than all) shares of Class D common stock held by it into an equal number of shares of Class A common stock. All shares of Class D common stock surrendered by Air Partners for conversion into Class A common stock will be canceled and may not be reissued.

Redeemable Preferred Stock

           The Company has authorized and issued a class of preferred stock, designated as Series A 12% Cumulative Preferred
Stock.

           Holders of the Series A 12% Preferred are entitled to receive, when, as and if declared by the Board of Directors, cumulative dividends payable quarterly in additional shares of such preferred stock for dividends accumulating through December 31, 1996. Thereafter dividends are payable in cash at an annual rate of $12 per share; provided, however, that to the extent net income (as defined in the certificate of designation for the preferred stock) for any calendar quarter is less than the amount of dividends due on all outstanding shares of the Series A 12% Preferred for such quarter, the Board of Directors may declare dividends payable in additional shares of Series A 12% Preferred in lieu of cash. At any time, the Company may redeem, in whole or in part, on a pro rata basis among the stockholders, any outstanding shares of the Series A 12% Preferred. All outstanding shares of the Series A 12% Preferred are mandatorily redeemable on April 27, 2003 out of legally available funds. The redemption price is $100 per share plus accrued and unpaid dividends. Shares of the Series A 12% Preferred are not convertible into shares of common stock and such shares do not have voting rights, except under limited circumstances described in the following two paragraphs. Shares of the Series A 12% Preferred have a liquidation preference of $100 per share plus accrued and unpaid dividends, senior to any distribution on shares of common stock.

           In the event the Company violates certain covenants set forth in the certificate of designation relating to the Series A 12% Preferred, or fails to pay the full amount of dividends on the preferred stock for nine consecutive quarterly payment dates or shall not have redeemed the preferred stock within five days of the date of any redemption of which the Company has given, or is required to give, notice (a "Default"), the holders of the Series A 12% Preferred as to which a Default exists, voting (subject to the Foreign Ownership Restrictions) together as one class, are entitled to elect one member of the Board of Directors. In the event the Company pays in full all dividends accrued on the preferred stock for three consecutive payment dates following such Default (and no dividend arrearages exist as to such stock), or otherwise cures any other default that gives rise to such voting rights, the holders of the Series A 12% Preferred will cease to have the right to elect a director.

           The consent or approval of the holders of a majority of the then-outstanding shares of Series A 12% Preferred is required for the creation of certain classes of senior or parity stock, certain mergers or sales of substantially all of the Company's assets, the voluntary liquidation or dissolution of the Company and amendments to the terms of the preferred stock that would adversely affect the Series A 12% Preferred.

           The Board of Directors of the Company has the authority, without any vote by the stockholders, to issue additional shares of preferred stock, up to the number of shares authorized in the Certificate of Incorporation, as it may be amended from time to time, in one or more series, and to fix the number of shares constituting any such series, the designations, preferences and relative rights and qualifications of such series, including the voting rights, dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series.

Limitation of Director Liability and Indemnification

           The Company's Certificate of Incorporation provides, to the fullest extent permitted by Delaware law as it may from time to time be amended, that no director shall be liable to the Company or any stockholder for monetary damages for breach of fiduciary duty as a director. As required under current Delaware law, the Company's Certificate of Incorporation and Bylaws currently provide that such waiver may not apply to liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders), or (iv) for any transaction from which the director derived any improper personal benefit. However, in the event the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The Certificate of Incorporation further provides that the Company will indemnify each of its directors and officers to the full extent permitted by Delaware law and may indemnify certain other persons as authorized by law. The foregoing provisions do not eliminate any monetary liability of directors under the federal securities laws.

                        SHARES ELIGIBLE FOR FUTURE SALE

           As of July 31, 1996, Continental had a total of 9,280,000 shares of Class A common stock and 46,653,176 shares of Class B common stock outstanding. As of such date, approximately 582,906 shares of Class A common stock and approximately 1,524,548 shares of Class B common stock were held in trust by a distribution agent pending resolution of certain disputed claims and subsequent distribution to, or sale for the benefit of, Prepetition Creditors. Upon distribution to Prepetition Creditors, these shares will also be freely tradable. An independent investment manager has discretion over the continued holding or sale of the 100,000 shares of Class B common stock held in trust for the benefit of the Company's retirement plan. All of the above numbers of shares of Class A common stock and Class B Common Stock give effect to the Stock Split.

           Shares of Class A common stock held by Air Partners and the Class B common stock held by Air Canada are "restricted" securities within the meaning of Rule 144 under the Securities
Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemption provided by Rule 144. The Company has granted Air Partners and Air Canada extensive demand and incidental registration rights to have their common stock registered under the Securities Act in connection with proposed sales of such stock. Each of Air Canada and Air Partners has entered into agreements with Continental restricting, prior to December 16, 1996, the disposition of Continental stock held by either of them. Air Canada has indicated its intention to dispose of its remaining equity interest in the Company during December 1996 or early 1997, subject to market conditions. See "Recent Developments."

                      DESCRIPTION OF WARRANTS

General

           The Warrants were issued under a Warrant Agreement dated April 27, 1993 (the "Warrant Agreement") between the Company and Continental Airlines, Inc., as warrant agent (the "Warrant Agent"). The material terms of the Warrants and the Warrant Agreement are summarized below. The statements herein relating to the Warrants and the Warrant Agreement are summaries only, however, and do not purport to be complete and reference is made to the Warrant Agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. All section references under this heading are references to sections of the Warrant Agreement.

           2,298,134 of the Class A Warrants offered hereby entitle the holder thereof to purchase one share of Class A common stock for $7.50 per share, 741,334 Class A Warrants entitle the holder thereof to purchase one share of Class A common stock for $15.00 per share, 5,115,200 Class B Warrants entitle the holder thereof to purchase one share of Class B common stock for $7.50 per share, and 1,650,064 Class B Warrants entitle the holder thereof to purchase one share of Class B common stock for $15.00 per share, in each case, subject to adjustment as provided in the Warrant Agreement. The Warrants are exercisable by the holders at any time on or before April 27, 1998 (the "Expiration Date"). (Section 3.01)

Certain Terms of the Warrants

           Exercise of Warrants. Warrants may be exercised by surrendering the Warrant Certificate evidencing such Warrants at the Warrant Agent's Office with the Election to Exercise form duly completed and executed. Surrendered Warrant Certificates must be accompanied by payment in full to the Warrant Agent for the account of the Company (i) in cash, (ii) by certified or official bank check or (iii) by any combination of (i) or (ii) of the exercise price for each share of Common Stock as to which Warrants are exercised and any applicable taxes that the Company is not required to pay as set forth in Sections 4.08 or 6.01. (Section 3.02(a)).

           The Company will not be required to issue fractional shares of Common Stock upon the exercise of the Warrants. In lieu thereof, the Company, at its option, may purchase the fraction for an amount in cash equal to the then-current market value of the fraction (as defined in Section 4.01(d)) or issue scrip of the Company that is non-dividend bearing, non-voting and exchangeable in combination with other similar scrip for the number of full shares of Common Stock represented thereby. (Section 3.03)
           The Company has the right, except as limited by law or other agreement, to purchase or otherwise acquire Warrants at such times, in such manner and for such consideration as it may deem appropriate. (Section 3.04)

           The Company will, at all times, reserve and keep available free of preemptive rights out of its authorized and unissued Common Stock, the full number of shares of Common Stock, if any, issuable if all outstanding Warrants then exercisable were to be exercised. Any shares of Common Stock issued upon a Warrant holder's exercise of any Warrant shall be validly authorized and issued, fully paid, non-assessable, and free from all taxes (other than those required to be paid by the holder or its transferees). (Sections 3.02(b); 4.06; 4.08)

           For a description of the Company's agreement to amend the terms of the Class B Warrants after December 16, 1996 upon the request of Air Partners to permit cashless exercises, see
"Principal Stockholders--Warrants."

           Adjustment of Warrant Price. The exercise price for the Warrants and the number of shares of Common Stock purchasable upon exercise of each Warrant are subject to adjustment in certain events, including (a) the payment of a dividend or a distribution to all holders of Common Stock or any class thereof in Common Stock or any class thereof or combinations or subdivisions of the Common Stock, (b) the issuance to all holders of Common Stock or any class thereof of rights or warrants entitling the holders thereof to purchase Common Stock at a price per share less than the then-current market price per share thereof, and (c) certain distributions by the Company to holders of Common Stock of evidences of its indebtedness or assets (excluding any cash dividend or distribution) or shares of capital stock of any class other than Common Stock, all as described in the Warrant Agreement. The Company is not required to make any adjustment to the exercise price unless such adjustment would require an increase or decrease of at least $.05 in the exercise price then subject to adjustment; provided, however, that any adjustments that are not made for this reason must be carried forward and taken into account in any subsequent adjustment. (Section 4.01) The Company may, at its option, reduce the exercise price at any time.

           Rights Upon Consolidation, Merger, Sale, Transfer or Reclassification. In the event of certain consolidations with or mergers of the Company into another corporation or in the event of any lease, sale or conveyance to another corporation of the property of the Company substantially as an entirety, the holder of each outstanding Warrant shall have the right to receive, upon exercise of the Warrant, the kind and amount of shares, securities, property or cash receivable upon such consolidation, merger, lease, sale or conveyance by a holder of one share of Class B Common Stock. (Section 4.05(a))
           In the event of any liquidation, dissolution or winding up of the affairs of the company, each holder of a Warrant may receive, upon exercise of such Warrant in accordance with the Warrant Agreement, the same kind and amount of any stock, securities or assets as may be issuable, distributable or payable on any such dissolution, liquidation, or winding up with respect to each share of Class B common Stock of the Company. (Section 4.05(b))

           Rights as Warrantholders. A holder of Warrants does not have any rights whatsoever as a stockholder of the Company, either at law or equity, including but not limited to the right to vote at, or to receive notice of, any meeting of stockholders of the Company. No consent of any holder of Warrants is required with respect to any action or proceeding of the company, nor do holders, by reason of the ownership or possession of a Warrant, have any right to receive any cash dividends, stock dividends, allotments or rights, or other distributions paid, allotted or distributed or distributable to the stockholders of the Company. A holder of a Warrant shall not have any rights unless the right is expressly conferred by the Warrant Agreement or by a Warrant Certificate held by the holder. (Section 5.01)

Transfer Agent

           The transfer agent for the Warrants is currently
Continental Airlines, Inc.

Listing

           The Company has applied for listing of the Warrants on the NYSE; however, the Company has been informed by the NYSE that unless and until the Warrants are held by 400 holders, they will not be approved for listing. The Company does not expect an active trading market to develop for the Warrants at this time.

                             PLAN OF DISTRIBUTION

           The Company or the Selling Securityholders may from time to time sell the Offered Securities directly to purchasers or may from time to time offer the Offered Securities to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company or the Selling Securityholders or the purchasers of such securities for whom they may act as agents. The Selling Securityholders and any underwriters, broker/dealers or agents that participate in the distribution of Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

           The Offered Securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Offered Securities may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Offered Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Offered Securities is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Offered Securities being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Company or the Selling Securityholders pertaining to those securities sold by them and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

           To comply with the securities laws of certain jurisdictions, if applicable, the Offered Securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Offered Securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

           Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the Offered Securities may not simultaneously engage in market making activities with respect to the Securities for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Offered Securities by the Selling Securityholders. The foregoing may affect the marketability of such securities.

           Pursuant to the Registration Rights Agreement and as otherwise agreed by the Company, all expenses of the registration of the Offered Securities will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Securityholders will pay all underwriting discounts and selling commissions pertaining to those securities sold by them, if any. Subject to certain conditions, the Selling Securityholders will be indemnified by the Company, jointly and severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. Subject to certain conditions, the Company will be indemnified by the Selling Securityholders, severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                 LEGAL MATTERS

           Unless otherwise specified in the applicable Prospectus Supplement, the validity of the Warrants and certain United States Federal income taxation matters with respect to Section 382 will be passed upon for the Company by Cleary, Gottlieb, Steen & Hamilton, New York, New York. The validity of the Continental Class A common stock and Class B common stock, including the common stock underlying the Warrants, will be passed upon for the Company by Scott R. Peterson, Managing Attorney of Continental.

                                    EXPERTS

          The consolidated financial statements (including schedules) of Continental Airlines, Inc. appearing in Continental Airlines, Inc.'s Annual Report (Form 10-K) as of December 31, 1995 and 1994, and for the two years ended December 31, 1995 and the period April 28, 1993 through December 31, 1993, and the consolidated statements of operations, redeemable and non-redeemable preferred stock and common stockholders' equity and cash flows of Continental Airlines Holdings, Inc. for the period January 1, 1993 through April 27, 1993, incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

          No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Securityholder or any underwriter.
This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.
                                _______________

                               TABLE OF CONTENTS

                                                                     Page

Available Information                                                  2
Incorporation of Certain Documents by Reference                        2
Risk Factors                                                           3
The Company                                                            8
Recent Developments                                                    8
Use of Proceeds                                                       10
Market Price of Common Stock and Dividends                            11
Selected Financial Data                                               12
Principal Stockholders                                                14
Selling Securityholders                                               17
Description of Capital Stock                                          20
Shares Eligible for Future Sale                                       24
Description of Warrants                                               25
Plan of Distribution                                                  27
Legal Matters                                                         27
Experts                                                               28

                          Continental Airlines, Inc.

                              8,543,868 Shares of
                             Class A common stock

                             21,665,759 Shares of
                             Class B common stock

                               3,039,468 Class A
                                   Warrants

                               6,765,264 Class B
                                   Warrants


                                  PROSPECTUS

                               Dated      , 1996

PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

           The estimated expenses in connection with the distribution of the securities being registered hereunder, other than underwriting discounts and commissions, are:

Securities and Exchange Commission             $ 260,844
  registration filing fees
Blue Sky qualification fees and expenses,         15,000
  including legal fee
Printing and engraving expenses                    1,000
Accounting fees and expenses                       4,000
Legal fees and expenses                           50,000
Miscellaneous                                        256
                                               ---------

          Total                                $ 331,100
                                               =========




Item 15.  Indemnification of Directors and Officers of the
      Company.

           The Company's Certificate of Incorporation and Bylaws provide that the Company will indemnify each of its directors and officers to the full extent permitted by the laws of the State of Delaware and may indemnify certain other persons as authorized by the Delaware General Corporation Law (the "GCL"). Section 145 of the GCL provides as follows:

           "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

           (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

           (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

           (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections
(a) and (b). Such determination shall be made (1) by a majority vote of the board of directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
(2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

           (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

           (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

           (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

           (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent for such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

           (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

           (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

           (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

           The Certificate of Incorporation and bylaws also limit the personal liability of directors to the Company and its stockholders for monetary damages resulting from certain breaches of the directors' fiduciary duties. The bylaws of the Company provide as follows:

           "No Director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the . . . GCL, or (iv) for any transaction from which the Director derived any improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of Directors of the Corporation shall be eliminated or limited to the full extent permitted by the GCL, as so amended."

           The Company maintains directors' and officers' liability insurance.

Item 16.  Exhibits.

Exhibit                  Exhibit Description
No.

1.1*   Form of Purchase Agreement
4.1    Warrant Agreement dated April 27, 1993
       between Continental Airlines, Inc., as
       issuer, and Continental Airlines, Inc., as Warrant Agent (incorporated by reference to Exhibit 4.7 to the Company's Current
       Report on Form 8-K (File No. 0-09781)
       dated April 16, 1993)
4.2    Form of Class A Warrant (included in Exhibit 4.1)
4.3    Form of Class B Warrant (included in Exhibit 4.1)
4.4**  Warrant Purchase Agreement between
       Continental Airlines, Inc. and Air
       Partners, L.P. dated as of May 2, 1996
5.1*   Opinion of Scott R. Peterson, Managing
       Attorney of Continental Airlines, Inc., as to the validity of the Class A common stock and Class B common stock being registered hereby
5.2*   Opinion of Cleary, Gottlieb, Steen &
       Hamilton as to the validity of the Warrants being registered hereby
23.1** Consent of Ernst & Young LLP
23.2*  Consent of Scott R. Peterson, Managing
       Attorney of Continental Airlines, Inc.
       (included in his opinion filed as Exhibit 5.1)
23.3*  Consent of Cleary, Gottlieb, Steen &
       Hamilton (included in its opinion filed as Exhibit 5.2)
23.4** Consent of Cleary, Gottlieb, Steen &
       Hamilton
24.1** Powers of Attorney

- ------------
*Filed herewith
** Previously filed



      Item 17.  Undertakings.

      (a)  The undersigned registrant hereby undertakes:

                     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                               (i)  To include any prospectus
                     required by section 10(a)(3) of the
                     Securities Act of 1933;

                               (ii)  To reflect in the prospectus
                     any facts or events arising after the
                     effective date of the registration (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                               (iii)  To include any material
                     information with respect to the plan of
                     distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     (3)  To remove from registration by means of
           a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)  The undersigned registrant hereby undertakes that:

                     (1)  for the purposes of determining any
           liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

                     (2)  for the purpose of determining any
           liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 15, 1996.

                     CONTINENTAL AIRLINES, INC.

                     By:  /s/ Jeffery A. Smisek
                          ---------------------
                          Jeffery A. Smisek
                          Senior Vice President

           Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated, on August 15, 1996.

      Signature                        Title
          *
- ---------------------
Gordon M. Bethune            President, Chief
                             Executive Officer
                             (Principal Executive
                             Officer) and Director
          *
- ---------------------
Lawrence W. Kellner          Senior Vice President
                             and Chief Financial
                             Officer (Principal
                             Financial Officer)
          *
- ---------------------
Michael P. Bonds             Vice President and
                             Controller
                             (Principal Accounting
                             Officer)
          *
- ---------------------
Thomas J. Barrack, Jr.       Director

          *
- ---------------------
David Bonderman              Director

          *
- ---------------------
Gregory D. Brenneman         Director

          *
- ---------------------
Patrick Foley                Director

          *
- ---------------------
Douglas H.McCorkindale       Director


          *
- ---------------------
George G.C. Parker           Director

          *
- ---------------------
Richard W. Pogue             Director

          *
- ---------------------
William S. Price III         Director

          *
- ---------------------
Donald L. Sturm              Director

          *
- ---------------------
Karen Hastie Williams        Director

         *
- ---------------------
Charles A. Yamarone          Director


*By:   /s/ Scott R. Peterson
      ----------------------
       Scott R. Peterson, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.                       Exhibit Description

      1.1*      Form of Purchase Agreement
      4.1       Warrant Agreement dated April 27, 1993 between
                Continental Airlines, Inc., as issuer, and
                Continental Airlines, Inc., as Warrant Agent
                (incorporated by reference to Exhibit 4.7 to the
                Company's Current Report on Form 8-K (File No. 0-
                09781) dated as of April 16, 1993)
      4.2       Form of Class A Warrant (included in Exhibit 4.1)
      4.3       Form of Class B Warrant(included in Exhibit 4.1)
      4.4**     Warrant Purchase Agreement between Continental
                Airlines, Inc. and Air Partners, L.P. dated as of May
                2, 1996
      5.1*      Opinion of Scott R. Peterson, Managing Attorney of
                Continental Airlines, Inc., as to the validity of
                the Class A common stock and Class B common
                stock being registered hereby
      5.2*      Opinion of Cleary, Gottlieb, Steen & Hamilton as
                to the validity of the Warrants being registered
                hereby
      23.1**    Consent of Ernst & Young LLP
      23.2*     Consent of Scott R. Peterson, Managing Attorney of
                Continental Airlines, Inc. (included in his opinion
                filed as Exhibit 5.1)
      23.3*     Consent of Cleary, Gottlieb, Steen & Hamilton
                (included in its opinion filed as Exhibit 5.2)
      23.4**    Consent of Cleary, Gottlieb, Steen & Hamilton
      24.1**    Powers of Attorney
- ---------------
*Filed herewith
** Previously filed